SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8 Landmark North 39 Lung Sum Avenue Sheung Shui New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on August 10, 2009 and August 17, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 31, 2009	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDING FORMS JOINT VENTURE
 TO MANUFACTURE AUTOMATION EQUIPMENT

HONG KONG – August 10, 2009 -- Highway Holdings Limited (NasdaqCM:HIHO) today  announced it has formed a joint venture with Xenon Automatisierungstechnik GmbH, based in Dresden, Germany, and Matrix Systems International Ltd., a Hong Kong company, to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia.
The newly formed joint venture will be named Xenon Automation Asia Ltd. and initially utilize Highway Holdings’ facilities in Hong Kong and China for its operations.  Highway Holdings will be the largest shareholder of the joint venture.
 “Demand for sophisticated automation equipment for the manufacturing industry in China is expected to increase dramatically as a result of rising labor costs during the past two years.  Strongly increasing international competition among emerging countries such as India, Mexico, Indonesia and other markets is forcing manufacturers in China to improve efficiency and the reliability of their manufacturing process,” said Roland Kohl, president and chief executive officer of Highway Holdings.
“We anticipate these factors will generate strong interest among China manufacturers for automation equipment featuring advanced German technology that is produced cost-effectively in China,” Kohl added.
 He noted that Xenon Automatisierungstechnik GmbH (www.xenon-dresden.de) is a 20-year old highly regarded automation equipment company that designs, develops and manufactures specialized machinery and equipment for well-recognized international companies.  “Xenon GmbH will contribute the design, development and technical expertise to the joint venture.  Matrix Systems (www.matrix-systems.de) will provide additional marketing capabilities and Highway Holdings will contribute certain facilities and employees to the joint venture,” Kohl said.  He added that Highway Holdings will also acquire automation equipment from the joint venture for Highway Holdings’ core business.  “This is a logical extension of Highway Holdings’ year-long efforts to upgrade manufacturing capabilities and streamline the company’s manufacturing-cost structure by designing and producing automation equipment in-house,” Kohl stated. He added that Highway intends to use the products of this new joint venture to further upgrade its facilities and enhance its reputation as a world class OEM manufacturer offering high-quality production capabilities at an attractive price structure.

Highway Holdings Ltd.
2-2-2

He noted that Highway Holdings intends to introduce the venture to its customers currently operating manufacturing facilities in China.  We believe they will be very interested in this additional service -- supporting them to upgrade and maintain their production facilities with local-made, German-designed state-of- the-art manufacturing equipments.  “This will have the added benefit of strengthening our customer relationships and may lead to more sophisticated business opportunities,” Kohl said.
About Highway Holdings
Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings operates three manufacturing facilities in the People's Republic of China.

 Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive,  governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2010 FIRST QUARTER RESULTS

HONG KONG —August 17, 2009 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal first quarter ended June 30, 2009, reflecting the impact of global economic conditions on the company’s major European customers and new pricing policies.
Net sales for the fiscal 2010 first quarter were $4.6 million compared with $9.3 million during the same period a year earlier – a period that benefited from an inflated order backlog due to a fiscal 2008 fourth quarter labor slowdown.
The company reported a net loss for the fiscal 2010 first quarter of $136,000, or $0.04 per share, compared with net income of $287,000, or $0.08 per diluted share, last year.
Gross profit as a percentage of sales for the first fiscal quarter of fiscal 2010 was 16 percent compared with 21 percent in the same period a year ago, reflecting the impact of sales volume and lower overhead absorption.
“It appeared early in the quarter that the global recession was having only a modest impact on our business. Unfortunately, some of our European customers were impacted late in the economic cycle -- thereby reducing our fiscal first quarter performance.  However, while the fiscal second  quarter also has  been slow to ramp up, business inquiries from new and existing customers started to accelerate within the last week.  These trends that are very encouraging and offer hope for a near-term recovery,” said Roland Kohl, president and chief executive officer.
He noted that the decrease in net sales for the fiscal 2010 first quarter was amplified by the company’s recently enacted pricing policy (as previously reported) in which changes in the cost of certain raw materials are passed through to the company’s customers.  “As a result of this new pricing policy, a decrease or increase in the cost of raw materials can have a positive or negative impact on net sales -- even if the same number of units are manufactured and sold.  During the quarter ended June 30, 2009, the inventory of the much higher priced raw materials was used up and the cost of many of the used raw materials dropped sharply, thereby substantially decreasing net sales,” Kohl said.

(more)

Highway Holdings Ltd.
2-2-2

“Despite our optimism at fiscal year-end that our major European customers would be spared the full-impact of the global recession, the company from the beginning of the downturn initiated measures to weather the storm and to prepare the company to take advantage of future opportunities,” Kohl emphasized.  He noted that the company elected to retain its skilled and experienced staff during the downturn in order to be well-prepared for the expected recovery and new business opportunities.  “This higher overhead relative to the company’s sharply reduced sales in the fiscal first quarter obviously impacted the company’s operating performance.  Nonetheless, we regard this as a short-term investment with long-term benefits,” Kohl added.
Selling, general and administrative expense for the fiscal quarter decreased by $440,000 or 27 percent, from the same period a year ago -- primarily due to a focus on streamlining costs and increased utilization of automation in its manufacturing process. However, selling, general and administrative expense as a percentage of sales for the first fiscal quarter of fiscal 2010 was 25.4 percent compared with 17.3 percent in the same period a year ago, due to lower net sales.
The company realized a $281,000 currency exchange gain during the fiscal quarter ended
June 30, 2009 compared with an $8,000 currency exchange loss during the same period last year due to the strengthening value of the euro compared to the U.S. dollar.
Kohl highlighted the company’s solid financial position, with cash equivalents, and restricted cash of $6.98 million. At June 30, 2009, the company had working capital of $8.9 million.  Total shareholders’ equity at June 30, 2009 was $11.3 million compared with $11.4 million as of 31.March 2009.  The company’s current ratio was 3.14:1 at June 30, 2009.
As noted above, the company reacted to the current economic recession early on and took precautious steps to weather the current economic downturn. “The goal of our strong actions was to provide a buffer to ride out the recessionary cycle, without losing sight of the company’s long-term strategy,” Kohl said.  He emphasized that these actions included reducing the company’s inventory levels (turning the inventory into cash); further increasing its collection of accounts receivable; and, reducing the company’s variable and administrative costs.  “As a result of these actions and despite the loss during the fiscal first quarter, the company at June 30, 2009 had more cash, cash equivalents and restricted cash than it did at the beginning of the fiscal quarter ($6.98 million on June 30, 2009 compared to $6.84 million on March 31, 2009), and inventory levels and outstanding receivables were both significantly reduced,” Kohl said.  As a result, he noted, over half of the company’s current asset value as of
June 31, 2009 consisted of cash, cash equivalents and restricted cash.
Kohl indicated that he believes that the company’s current cash position, combined with its reduced operating expenses, provides the company with an adequate financial position to overcome detrimental operational periods during this recession, while still positioning the company to take immediate advantage of the anticipated rebound in business orders when the economy recovers.

 About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as LED lights, radio chimes and other electronic products.  Highway Holdings operates three manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter Ended
	June 30
	2009	2008
Net sales	$4,615	$9,347
Cost of sales	3,872	7,402
Gross profit	743	1,945
Selling, general and administrative expenses	1,173	1,613
Operating (loss) / income	(430)	332

Non-operating items
Interest expenses	(18)	(40)
Exchange gain / (loss), net	281	(8)
Interest income	4	11
Other income	10	15
Total non-operating income (expenses)	277	(22)

Net (loss) / income before income tax and noncontrolling interests	(153)	310
Income taxes	0	39
Net (Loss) / Income	(153)	271
Less: Net income (loss) attributable to noncontrolling interest	17	16
Net (Loss) / Income attributable to Highway Holdings Limited	$(136)	$287

Net (Loss) / Income attributable to Highway Holdings Limited	$(0.04)	$0.08

Weighted average number of shares
Basic	3,747	3,734
Diluted	3,747	3,734

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet
(In thousands, except per share data)

	June 30	March 31
	2009	2009
Current assets:
Cash and cash equivalents	$5,949	$5,809
Restricted cash	1,028	1,028
Accounts receivable, net of doubtful accounts	2,040	3,426
Inventories	3,496	4,010
Prepaid expenses and other current assets	590	672
Total current assets	13,103	14,945

Property, plant and equipment, (net)	2,739	2,840
Investment in affiliates	2	2
Intangible assets, (net)	20	24
Total assets	$15,864	$17,811

Current liabilities:
Accounts payable	$1,467	$2,166
Short-term borrowing	951	1,850
Current portion of long-term debt	262	259
Accrual payroll and employee benefits	399	373
Other liabilities and accrued expenses	1,097	1,257
Total current liabilities	4,176	5,905
Long-term debt – net of current portion	228	294
Deferred income taxes	163	163
Total liabilities	4,567	6,362

Shareholders' equity:
Common shares, $0.01 par value	37	37
Additional paid-in capital	11,224	11,224
Retained earnings	20	154
Accumulated other comprehensive loss	(7)	(6)
Treasury shares, at cost – 37,800 shares as of March 31, 2009; and June 30, 2009 respectively	(53)	(53)
Total Highway Holdings Limited shareholders' equity	11,221	11,356
Noncontrolling Interest	76	93
Total shareholders' equity	11,297	11,449
Total liabilities and shareholders' equity	$15,864	$17,811